SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Athenex, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

04685N103

(CUSIP Number)

June 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685N103	Page 2 of 7 pages

1	Name of Reporting Person Huateng Ma
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,524,032
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,524,032
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,524,032
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.6%
12	Type of Reporting Person IN

CUSIP No. 04685N103	Page 3 of 7 pages

1	Name of Reporting Person Advance Data Services Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,444,032
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,444,032
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,444,032
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.5%
12	Type of Reporting Person CO

CUSIP No. 04685N103	Page 4 of 7 pages

Item 1(a).	Name of Issuer: Athenex, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1001 Main Street, Suite 600, Buffalo, NY 14203

Item 2(a).	Name of Person Filing: Huateng Ma and Advance Data Services Limited (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the Reporting Persons is 29/F Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
Item 2(c)	Citizenship: Huateng Ma is a citizen of the People Republic of China. Advance Data Services Limited is a British Virgin Islands company solely owned by Huateng Ma.
Item 2(d).	Title of Class of Securities: Common stock, $0.001 par value per share (the “Shares”)
Item 2(e).	CUSIP Number: 04685N103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Huateng Ma	6,524,032	11.6	%(1)	6,524,032	0	6,524,032	0
Advance Data Services Limited	6,444,032	11.5	%(1)	6,444,032	0	6,444,032	0

(1)	The percentage of Shares beneficially owned by each Reporting Person is based on 56,044,023 Shares outstanding at the completion of the initial public filing of the Issuer in the United States, assuming no exercise of underwriters’ option to purchase additional Shares, as indicated in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 13, 2017.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

CUSIP No. 04685N103	Page 5 of 7 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04685N103	Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2017

HUATENG MA

/s/ Huateng Ma

ADVANCE DATA SERVICES LIMITED

By:	/s/ Huateng Ma
Name:	Huateng Ma
Title:	Director

CUSIP No. 04685N103	Page 7 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement